FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

Report of Foreign Issuer

2nd July 2008

File no. 0-17630

Trading Statement

CRH public limited company
Belgard Castle, Clondalkin,
 Dublin 22, Ireland.
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X     Form 40-F

(Indicate by check mark whether the  registrant  by furnishing  the  information contained  in this  Form is  also  thereby  furnishing  the  information  to the
Commission  pursuant to Rule  12g3-2(b)  under the  Securities  Exchange  Act of  1934).

Yes      No X

(If "Yes" is marked,  indicate below the file number  assigned to the registrant in connection with Rule 12g3-2(b): 82-________).

This report on Form 6-K is deemed to be incorporated by reference in the prospectus contained in the registration statements on Form F-3 (No.333-137106-01) and Form S-8 (No.s 333-90808, 333-6040, 333-8720, 333-10430, 333-13308 and 333-103656) of CRH plc, and to be part thereof from the date on which this Report has been furnished, to the extent not superceded by documents or reports subsequently filed or furnished.

Enclosure: Trading Statement

INTERIM UPDATING STATEMENT

CRH plc, the international building materials group, today issued a trading statement for the six months ended 30 June 2008 . The Interim Results for 2008 are due to be announced on Tuesday 26 August 2008.

Highlights

▪

CRH expects first half 2008 profit before tax of approximately euro 0.6 billion compared with euro 0.67 billion reported for the corresponding period in 2007. This includes an adverse translation effect of approximately euro 20 million principally attributable to a weaker US Dollar (H1 2008: 1.5304 vs H1 2007: 1.3291)

▪	Acquisition spend in the first half of 2008 was over euro 0.7 billion.

▪

In Europe, CRH anticipates an increase of approximately 5% in operating profit (H1 2007 : euro 0.495 billion) with strength in central eastern Europe together with acquisition contributions more than offsetting declines in Ireland, UK and Spain.

▪

The expectation is for first half 2008 operating profit from our Americas activities to be close to US$ 0.3 billion (2007: US$ 0.367 billion). Trading in our Americas Materials division was particularly affected by exceptionally wet weather in May and June.

▪	Since January, CRH has bought back a total of approximately 14 million shares, equivalent to 2.6% of Ordinary Shares in issue at year-end 2007, under the share repurchase programme.

▪

The ongoing negative economic developments and financial market pressures of recent months are having an impact on business sentiment leading to weaker demand. Against this background, CRH’s geographic, sectoral and product balance continues to underpin performance and cash flow. We have implemented significant cost reduction measures over the past 18 months and, as we move into the more important second half, we have intensified our emphasis on operational efficiency and commercial delivery across our businesses.

▪

Based on recent trends and continuing US Dollar weakness, which at current levels would have an adverse translation impact of over euro 80 million, CRH anticipates that full year 2008 reported profit before tax may show a high single digit percentage decline compared with the record 2007 outturn of euro 1.904 billion. The expected decline in earnings per share will be less due to the ongoing share buyback and an expected lower percentage tax charge.

This Trading Statement contains certain forward-looking statements as defined under US legislation. By their nature, such statements involve uncertainty; as a consequence, actual results and developments may differ from those expressed in or implied by such statements depending on a variety of factors including the specific factors identified in this Statement and other factors discussed in our Annual Report on Form 20-F filed with the SEC.

INTERIM UPDATING STATEMENT

Profit

CRH expects profit before tax for the six months to end-June 2008 of approximately euro 0.6 billion compared with the first half 2007 outturn of euro 0. 67 billion. The expected profit before tax outturn is after an adverse translation impact of approximately euro 20 million principally attributable to a weaker average 2008 US$/euro exchange rate of 1.5304 (H1 2007 : 1.3291).

Development

On the development front a total of over euro 0.7 billion has been invested to date in acquisitions and investments. In addition, transactions in China and the United States which have already been announced in 2008 are expected to be completed later in the year at a cost of approximately euro 0.6 billion.

Work has continued during the period on the previously announced major cement projects in Ireland, Poland and Ukraine as well as on construction of our joint venture cement plant in Florida. These four projects represent a total investment over three years of approximately euro 0.7 billion targeted at modernising and expanding cement production in three key European markets and providing CRH’s first investment in US cement.

Financial

CRH’s strong development spend over the past 18 months will result in slightly higher first half net finance costs (2007: euro 150 million).

Europe Materials

Europe Materials has had a positive start with continuing advances in Poland and Ukraine, together with recovery in Portugal, more than compensating for declines in the Irish and Spanish markets, where ongoing growth in infrastructure investment has been outweighed by sharp reductions in residential construction activity. Overall, we anticipate first half operating profit to be approximately 20% higher than the first half 2007 outturn of euro 222 million.

Europe Products

After a good start to the year, overall trading patterns across our Europe Products operations in recent months have shown a slower trend with our UK clay operations being particularly impacted by a sharp slowdown in residential activity and higher input costs. Against this backdrop, first half operating profit is expected to be approximately 10% behind the very strong outcome for the first six months of 2007 (euro 180 million).

Europe Distribution

For Europe Distribution, lower activity levels and profitability in our DIY operations in the Benelux due to weakening consumer confidence has more than offset the benefits of a generally good start across our builders’ merchanting operations. However, with the inclusion of Swiss-based Getaz Romang for the full period in 2008, operating profit is expected to be broadly in line with first half 2007 (euro 93 million).

Europe Overall

Overall for Europe, with strength in central eastern Europe together with acquisition contributions more than offsetting declines in Ireland, UK and Spain, we expect first half operating profit to show an increase of approximately 5% (H1 2007: euro 0.495 billion).

Americas Materials

Our Americas Materials operations are continuing to achieve the further strong price increases necessary to recover higher input costs which, as in recent years, has resulted in associated declines in like for like volumes against a backdrop of modestly higher highway budgets. These volume effects were exacerbated in the first half by exceptionally wet weather in May and June which hampered commencement of the main highway construction season. As a result, operating profit in the first half, which typically represents a very small proportion of the full year outturn, is expected to be approximately 40% lower than the US$ 88 million reported for 2007.

Americas Products

Our Americas Products activities are experiencing ongoing declines in US residential construction, and some signs of moderation in non-residential activity. Further significant cost reduction initiatives have been implemented across our various operations. Against this challenging background, we expect operating profit for the six months to be approximately 15% lower than the profit of US$ 239 million reported in the first half of last year.

Americas Distribution

Americas Distribution turnover to date in US$ is ahead of 2007 reflecting the acquisition last November of AMS while the rate of decline in like-for-like sales has eased in the second quarter. With first half operating margins broadly similar to 2007, operating profit is expected to be approximately 10% higher than the same period in 2007 (US$ 40 million).

Americas Overall

Our expectation is for first half operating profit from our Americas activities of close to US$ 0.3 billion (H1 2007: US$ 0.367 billion). At the average first half 2008 US$/euro exchange this would amount to approximately euro 0.2 billion (2007: euro 0.276 billion at the average 2007 rate).

Share Buyback

The share repurchase programme announced on 3 January 2008, which is limited to a maximum of 5% of the 547 million Ordinary shares in issue at December 2007, is ongoing and to date CRH has repurchased approximately 14 million shares, equivalent to 2.6% of Ordinary Shares in issue at year-end 2007, at an average price of euro 24 per share.

Outlook

The ongoing negative economic developments and financial market pressures of recent months are having an impact on business sentiment leading to weaker demand. Against this background, CRH’s geographic, sectoral and product balance continues to underpin performance and cash flow. We have implemented significant cost reduction measures over the past 18 months and, as we move into the more important second half, we have intensified our emphasis on operational efficiency and commercial delivery across our businesses.

Based on recent trends and continuing US Dollar weakness, which at current levels would have an adverse translation impact of over euro 80 million, CRH anticipates that full year 2008 reported profit before tax may show a high single digit percentage decline compared with the record 2007 outturn of euro 1.904 billion. The expected decline in earnings per share will be less due to the ongoing share buyback and an expected lower percentage tax charge.

* * * * *

SIGNATURE

Pursuant  to the  requirements  of the  Securities  Exchange  Act of  1934,  the registrant  has duly  caused  this  report  to be  signed  on its  behalf by the undersigned, thereunto duly authorized.

                                                  CRH public limited company
                                                         (Registrant)

Date:  2nd July 2008

                                                    By: ___/s/ M. Lee___

M. Lee
                                                        Finance Director